Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6850.6123
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2008
•	Chartered revenues of $463.7 million in 3Q 2008, up 30.7 percent from 3Q 2007 and up 1.3 percent sequentially. Revenues including Chartered’s share of SMP of $487.2 million, up 27.6 percent from 3Q 2007 and up 1.0 percent sequentially.
•	Net loss before tax of $13.6 million, compared to net income before tax of $7.1 million in 3Q 2007 and net loss before tax of $6.1 million in the previous quarter.
SINGAPORE — October 31, 2008 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for third quarter 2008.

“Chartered revenues in the third quarter of 2008 were up 31 percent, and revenues including our share of SMP were up approximately 28 percent compared to the year-ago quarter. Excluding Fab 3E which we acquired in March 2008, revenues in the third quarter of 2008 were up approximately 19 percent, and revenues including our share of SMP were up approximately 17 percent compared to the year-ago quarter. Revenues from 0.13-micron and below technologies, including those from 65 nanometer (nm), accounted for 56 percent of our total business base revenues. Revenues from 65nm alone, including both SOI and bulk technologies, grew approximately 48 percent sequentially and represented 19 percent of our total business base revenues. We ended the quarter with a net loss of approximately $24 million,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Third Quarter 2008 Performance
•	Revenues were $463.7 million in third quarter 2008, including $41.1 million from Fab 3E. Revenues in third quarter 2008 were up 30.7 percent from $354.8 million in third quarter 2007. Revenues including Chartered’s share of SMP were $487.2 million, up 27.6 percent from $381.8 million in the year-ago quarter, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector. Excluding Fab 3E, revenues in third quarter 2008 were up 19.1 percent, and revenues including Chartered’s share of SMP were up 16.8 percent compared to the year-ago quarter. Sequentially, revenues were up 1.3 percent compared to $457.6 million in second quarter 2008. Revenues including Chartered’s share of SMP were up 1.0 percent from $482.5 million in second quarter 2008, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector.
•	Gross profit was $65.6 million, or 14.1 percent of revenues, compared to a gross profit of $67.2 million, or 19.0 percent of revenues in the year-ago quarter, primarily due to lower selling prices and higher cost per wafer resulting from a richer mix in production levels, despite higher revenues. Gross profit was down 6.1 percent sequentially from $69.9 million, or 15.3 percent of revenues in second quarter 2008, primarily due to higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, partially offset by a higher average selling price resulting from a more favorable product mix.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $2.7 million, down 53.5 percent from $5.7 million in the year-ago quarter, due to the renewal of the lease with SMP. The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects Chartered’s recovery of the majority of these costs over the initial 10 years of the joint venture.
•	Research and development (R&D) expenses were $44.2 million, an increase of 13.5 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 32nm technology node and higher payroll-related expenses. Compared to the previous quarter, R&D expenses were up 3.1 percent from $42.8 million, primarily due to higher cost of development activities related to the advanced 32nm technology node.
•	Sales and marketing expenses were $19.5 million, up 33.4 percent compared to $14.6 million in the year-ago quarter and up 9.3 percent from $17.8 million in the previous quarter, primarily due to higher expenses related to Electronic Design Automation (EDA) offerings and higher financial support for pre-contract customer design validation activities.
•	General and administrative (G&A) expenses were $11.2 million, up 19.8 percent compared to $9.3 million in the year-ago quarter, primarily due to higher payroll-related expenses.
•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $8.7 million compared to $8.9 million in the year-ago quarter. Compared to the previous quarter, equity in income of SMP was down 8.8 percent from $9.6 million, primarily due to lower selling prices resulting from a less favorable product mix and lower shipments.
•	Net interest expense was $13.6 million, compared to $8.4 million in the year-ago quarter, primarily due to higher interest expense resulting from higher outstanding debt and to a lesser extent lower interest income arising from lower interest rates and lower interest capitalization associated with the ramp of Fab 7. Compared to the previous quarter, net interest expense was down 4.8 percent from $14.2 million, primarily due to lower interest expense resulting from lower interest rates.
•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in third quarter 2008, and therefore none of the loss of $3.1 million in the third quarter was allocated to the minority interest. At the end of third quarter 2008, CSP’s shareholders’ deficit was $421.2 million.
•	Net loss was $24.4 million, or negative 5.3 percent of revenues, compared to a net income of $114.8 million, or 32.3 percent of revenues in the year-ago quarter, and a net income of $43.4 million or 9.5 percent of revenues in the previous quarter.

Net income in third quarter 2007 included a tax benefit of $118.5 million, resulting from a retroactive change of tax status for Fab 3 from “pioneer” to “non-pioneer.” Net income for second quarter 2008, included a tax benefit of $48.7 million, resulting from a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” This tax benefit arose primarily from the carry forward of prior years’ wear-and-tear allowances on plant and machinery and tax losses, net of valuation allowances, and was based on Chartered’s projection of its future taxable income. In view of the rapid slowing down of demand and worsening economic outlook, Chartered has revised downwards its projections of future taxable income and as such, established an additional valuation allowance of $10.7 million against a portion of the deferred tax asset that is assessed to be not realizable. This resulted in a tax expense of $10.7 million in third quarter 2008.
•	Basic loss per American Depositary Share (ADS) and basic loss per share in third quarter 2008 were ($0.11) and ($0.01) respectively, compared with basic earnings per ADS and basic earnings per share of $0.44 and $0.04 respectively in third quarter 2007. Diluted loss per ADS and diluted loss per share in third quarter 2008 were ($0.11) and ($0.01) respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.40 and $0.04 respectively in third quarter 2007.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in third quarter 2008 were 514.3 thousand wafers, an increase of 31.2 percent compared to 392.1 thousand wafers in third quarter 2007. Shipments in third quarter 2008 decreased by 0.6 percent compared to 517.3 thousand wafers shipped in second quarter 2008. Shipments including Chartered’s share of SMP were 544.5 thousand wafers, an increase of 27.8 percent compared to 426.1 thousand wafers in third quarter 2007. Shipments including Chartered’s share of SMP in third quarter 2008 decreased by 0.7 percent compared to 548.5 thousand wafers shipped in second quarter 2008.
•	ASP was $878 per wafer in third quarter 2008, compared to $864 per wafer in second quarter 2008. ASP including Chartered’s share of SMP was $873 per wafer in third quarter 2008 compared to $860 per wafer in second quarter 2008.
Capacity and Utilization
Capacity utilization in third quarter 2008 was 85 percent compared to 85 percent in the year-ago quarter, and 88 percent in second quarter 2008. Total capacity in third quarter 2008 was up approximately two percent sequentially. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Total wafers shipped	426.1	415.5	457.2	548.5	544.5
Total capacity	502.2	512.4	534.4	624.8	638.9
Utilization	85%	81%	86%	88%	85%
Capacity by Fab

(Thousand 8” equivalent wafers)	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008	Est. 4Q 2008
Fab 2	155.5	155.5	153.8	153.8	155.5	155.5
Fab 3	70.4	70.4	74.8	80.4	83.1	83.1
Fab 3E (a)	—	—	—	74.3	75.1	75.1
Fab 5 (Chartered’s share)	35.3	35.3	35.5	35.5	35.9	35.9
Fab 6	117.0	120.0	120.2	126.2	127.4	130.2
Fab 7	124.0	131.2	150.1	154.6	161.9	165.4

Total	502.2	512.4	534.4	624.8	638.9	645.2

(a)	Eight-inch wafer fabrication facility acquired in March 2008.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Communications	40%	46%	48%	48%	52%
Computer	26%	20%	18%	17%	13%
Consumer	31%	31%	31%	30%	31%
Other	3%	3%	3%	5%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Americas	63%	68%	66%	58%	60%
Europe	9%	9%	9%	9%	10%
Asia-Pacific	27%	23%	25%	24%	21%
Japan	1%	—	—	9%	9%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
0.065 and below	12%	13%	10%	13%	19%
Up to 0.09	6%	4%	7%	4%	3%
Up to 0.13	33%	31%	34%	32%	34%
Up to 0.15	—	—	—	—	—
Up to 0.18	16%	16%	15%	21%	18%
Up to 0.25	12%	13%	14%	14%	10%
Up to 0.35	13%	14%	12%	10%	9%
Above 0.35	8%	9%	8%	6%	7%

Total	100%	100%	100%	100%	100%

Recent Highlights
•	Chartered, IBM, Samsung and ARM announced they will develop a comprehensive 32nm and 28nm Systems-on-a-Chip design platform based on high-k metal-gate technology from the IBM-led joint development alliance. Under this multi-year collaboration, ARM will develop and license a design platform of physical intellectual property including logic, memory and interface products for the Common Platform technology alliance of IBM, Chartered and Samsung for distribution to their customers.
Review and Outlook
“The negative macroeconomic environment that has been prevailing for several months and the resulting difficult market conditions are finally impacting the foundry industry. We started to see orders declining from the middle of August, followed by some customer requests to reschedule deliveries forward. The weakness is expected to deepen into the fourth quarter, and current uncertainties in the market place make it difficult to predict with accuracy how the quarter will turn out. Based on current outlook, we are guiding for Chartered revenues to be down approximately 21 percent sequentially and revenues including Chartered’s share of SMP to be down approximately 22 percent sequentially in the fourth quarter. In line with the demand outlook, we are also reducing our capital expenditure for 2008 to $650 million, which is $100 million lower than the amount we had earlier anticipated,” said Thomas.

The outlook for fourth quarter 2008 is as follows:

	3Q 2008	4Q 2008 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$463.7M	$368M, ± $6M	Down 19% to down 22%
Revenues including Chartered’s share of SMP	$487.2M	$379M, ± $7M	Down 21% to down 24%
ASP (b)	$878	$897, ± $20	Flat to up 4%
ASP including Chartered’s share of SMP (b)	$873	$895, ± $25	Flat to up 5%
Utilization	85%	63%, ± 3%	—
Gross profit	$65.6M	$31M, ± $6M	—
Net income (loss)	($24.4M)	($57M), ± $5M	—
Basic earnings (loss) per ADS (c)	($0.11)	($0.23), ± $0.02	—

(b)	Eight-inch equivalent wafers.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in fourth quarter 2008.
CEO Closing Comments
“As we face contracting demand in the foundry industry coupled with the unfavorable macroeconomic environment and turmoil in the financial markets, we have laid out three near-term priorities for the company to focus on. These are lowering our breakeven utilization level; positioning for early phase of demand recovery; and preserving our cash and liquidity position,” said Chia Song Hwee, president & CEO of Chartered.
“We are targeting to bring down our breakeven utilization operationally to approximately 75 percent, a reduction of more than 10 percentage points from current levels, by fourth quarter of 2009 by optimizing product mix, improving productivity and reducing our cost base. Out of these three factors, product mix optimization is the single largest lever for lowering the breakeven utilization rate. While we work towards achieving the breakeven utilization target, we need to recognize that there are external variables including technology and product mix associated with market demand, trend for selling prices, prices for commodities and currency exchange that could hinder our progress.

“On the business front, we are taking all necessary actions to position Chartered to benefit from the early demand recovery phase of the industry by targeting potentially high-growth products and applications and ensuring that our technology offerings and intellectual property enablement are well aligned.
“Managing our cash and liquidity position is particularly important given the current conditions of the financial and credit markets. Though we won’t be providing specific capital expenditure guidance for 2009 until January, directionally we expect it to be significantly lower next year, compared to this year. In addition, we are implementing a temporary salary reduction for the employees, including the senior management team, ranging from five percent to 20 percent based on job grades.
“As we look beyond the near-term challenges, in addition to the opportunities we are already pursuing at 65nm and 45/40nm technologies, we are really excited about our high-k metal-gate based 32nm and 28nm technology offerings and the customer excitement that is already gaining momentum around these capabilities. Finally, bringing back Chartered to sustainable profitability continues to be our top priority as we capitalize on these gains,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its third quarter 2008 and fourth quarter 2008 outlook on a conference call today, October 31, 2008, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, October 30, 2008). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For fourth quarter 2008, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, December 12, 2008, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	3Q 2007	2Q 2008	3Q 2008	4Q 2008 Guidance
	Actual	Actual	Actual	Midpoint
Revenues (d)	$354.8M	$457.6M	$463.7M	$368M
Chartered’s share of SMP revenues	$27.0M	$24.9M	$23.5M	$11M
Revenues including Chartered’s share of SMP	$381.8M	$482.5M	$487.2M	$379M

ASP (e)	$888	$864	$878	$897
ASP of Chartered’s share of SMP revenues (e)	$790	$800	$780	$825
ASP including Chartered’s share of SMP (e)	$881	$860	$873	$895

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Communications	40%	47%	48%	50%	52%
Computer	24%	18%	16%	14%	13%
Consumer	33%	32%	33%	31%	31%
Other	3%	3%	3%	5%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Communications	42%	44%	39%	28%	50%
Computer	53%	50%	46%	59%	28%
Consumer	4%	4%	12%	12%	20%
Other	1%	2%	3%	1%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Communications	40%	46%	48%	48%	52%
Computer	26%	20%	18%	17%	13%
Consumer	31%	31%	31%	30%	31%
Other	3%	3%	3%	5%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Americas	67%	70%	68%	61%	62%
Europe	9%	9%	9%	8%	10%
Asia-Pacific	24%	21%	23%	22%	19%
Japan	—	—	—	9%	9%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Americas	23%	27%	27%	17%	20%
Europe	7%	13%	13%	13%	12%
Asia-Pacific	65%	58%	56%	66%	64%
Japan	5%	2%	4%	4%	4%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
Americas	63%	68%	66%	58%	60%
Europe	9%	9%	9%	9%	10%
Asia-Pacific	27%	23%	25%	24%	21%
Japan	1%	—	—	9%	9%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
0.065 and below	13%	14%	11%	14%	19%
Up to 0.09	6%	4%	7%	4%	3%
Up to 0.13	35%	34%	37%	34%	36%
Up to 0.15	—	—	—	—	—
Up to 0.18	10%	11%	10%	17%	14%
Up to 0.25	13%	13%	15%	14%	11%
Up to 0.35	14%	15%	12%	10%	10%
Above 0.35	9%	9%	8%	7%	7%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	3%	2%	—	—	—
Up to 0.18	92%	86%	89%	99%	95%
Up to 0.25	2%	8%	6%	1%	3%
Up to 0.35	3%	4%	5%	—	2%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008
0.065 and below	12%	13%	10%	13%	19%
Up to 0.09	6%	4%	7%	4%	3%
Up to 0.13	33%	31%	34%	32%	34%
Up to 0.15	—	—	—	—	—
Up to 0.18	16%	16%	15%	21%	18%
Up to 0.25	12%	13%	14%	14%	10%
Up to 0.35	13%	14%	12%	10%	9%
Above 0.35	8%	9%	8%	6%	7%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2008; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net loss and loss per ADS; our estimated wafer capacity in fourth quarter of 2008; the expected weakness in the foundry industry; our near-term priorities to (i) bring down our breakeven utilization operationally to 75% by fourth quarter 2009, (ii) positioning ourselves for early phase of demand recovery, and (iii) preserving our cash and liquidity position, and our expectation that our capex will be significantly lower in 2009 relative to 2008, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, financial market turmoil and the deteriorating macro economic conditions in the United States as well as globally; changes in the demands from our major customers; excess inventory, life cycle, market outlook and trends for specific products; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Net revenue	$354,821	$463,648	$1,002,909	$1,309,440
Cost of revenue	287,577	398,068	803,723	1,109,407

Gross profit	67,244	65,580	199,186	200,033

Other revenue	5,713	2,654	16,925	10,974

Operating expenses:
Research and development	38,929	44,184	115,010	132,474
Sales and marketing	14,608	19,493	42,210	54,921
General and administrative	9,347	11,196	28,943	33,154
Other operating expense	3,567	1,364	10,737	5,116

Total operating expenses	66,451	76,237	196,900	225,665

Equity in income of associated companies, net	8,790	8,941	24,997	28,192
Other income (loss)	200	(941)	(41)	8,782
Interest expense, net	(8,426)	(13,561)	(25,191)	(38,382)

Income (loss) before income taxes	7,070	(13,564)	18,976	(16,066)
Income tax expense (benefit)	(107,689)	10,813	(76,842)	(37,497)

Net income (loss)	114,759	(24,377)	95,818	21,431

Less: Accretion to redemption value of convertible redeemable preference shares	2,427	2,522	7,212	7,495

Net income (loss) available to ordinary shareholders	$112,332	$(26,899)	$88,606	$13,936

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.04	$(0.01)	$0.03	$0.01
Diluted net earnings (loss) per ordinary share	$0.04	$(0.01)	$0.03	$0.01

Basic net earnings (loss) per ADS	$0.44	$(0.11)	$0.35	$0.05
Diluted net earnings (loss) per ADS	$0.40	$(0.11)	$0.33	$0.05

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,538.9	2,541.6	2,538.0	2,540.8
Effect of dilutive securities	328.8	—	331.0	1.1

Diluted net earnings (loss) per ordinary share	2,867.7	2,541.6	2,869.0	2,541.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.9	254.2	253.8	254.1
Effect of dilutive securities	32.9	—	33.1	0.1

Diluted net earnings (loss) per ADS	286.8	254.2	286.9	254.2

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of
	December 31,	September 30,
	2007	2008
		(Unaudited)
ASSETS

Cash and cash equivalents	$743,173	$461,925
Restricted cash	45,092	69,560
Marketable securities	2,822	715
Receivables, net	237,312	323,857
Inventories	213,524	210,999
Other investments	89,290	31,852
Other current assets	22,520	25,497

Total current assets	1,353,733	1,124,405

Investment in associated companies	30,112	37,491
Technology licenses, net	62,699	55,143
Property, plant and equipment, net	2,463,789	2,859,208
Other non-current assets	115,228	88,032

Total assets	$4,025,561	$4,164,279

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$212,618	$364,217
Short-term debt	270,000	—
Current installments of long-term debt and capital lease obligations	78,663	163,224
Other current liabilities	114,630	108,862

Total current liabilities	675,911	636,303

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,649,399
Other non-current liabilities	52,747	57,056

Total liabilities	2,228,575	2,342,758

Convertible redeemable preference shares	255,837	263,332

Shareholders’ equity	1,541,149	1,558,189

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,164,279

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$95,818	$21,431
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(24,997)	(28,192)
Cash dividends received from associated companies	24,686	28,457
Depreciation and amortization	367,286	433,698
Foreign exchange (gain) loss, net	(601)	1,366
(Gain) loss on disposal of property, plant and equipment	(936)	8
Others, net	(14,766)	(10,627)
Changes in assets and liabilities:
Receivables	(6,809)	(6,666)
Inventories	(41,220)	19,838
Other assets	(79,954)	(18,993)
Payables and other liabilities	1,928	(11,623)

Net cash provided by operating activities	320,435	428,697

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(587,283)	(443,556)
Payments for technology licenses	(6,707)	(11,014)
Purchase of a subsidiary, net of cash acquired	—	(237,072)
Payments for deposits and other assets	15	1,278
Proceeds from sale of property, plant and equipment	4,845	10,482
Proceeds from redemption of other investments	—	55,841
Purchase of an associate	(1,216)	(8,041)
Return of capital from associated companies	4,900	—
Others, net	55	(433)

Net cash used in investing activities	(585,391)	(632,515)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	146,109	389,072
Repayments	(123,629)	(433,631)
Capital lease payments	(2,911)	(3,972)
Receipts of customer deposits	202	—
Refund of customer deposits	(17,128)	(5,609)
Issuance of ordinary shares	2,478	989
Increase in cash restricted for debt repayments	(1,457)	(24,468)
Others, net	(900)	—

Net cash provided by (used in) financing activities	2,764	(77,619)

Effect of exchange rate changes on cash and cash equivalents	2,724	189
Net decrease in cash and cash equivalents	(259,468)	(281,248)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$459,514	$461,925